UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

John R. Flynn

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of reporting person: Daniel V. Tierney 2011 Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,900,563 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,900,563 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 13,900,563 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.7% (1)(2)(3)
14.	Type of reporting person (see instructions) OO

(1)	Represents (i) 9,187,614 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.
(3)	Calculated based on a total of 130,419,275 Class A Common Shares outstanding, which consists of (i) an estimated 125,706,326 Class A Common Shares outstanding as of February 27, 2014, according to information filed by KCG Holdings on March 3, 2014, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of reporting person: Daniel V. Tierney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,900,563 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,900,563 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 13,900,563 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.7% (1)(2)(3)
14.	Type of reporting person (see instructions) IN

(1)	Represents (i) 9,187,614 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 130,419,275 Class A Common Shares outstanding, which consists of (i) an estimated 125,706,326 Class A Common Shares outstanding as of February 27, 2014, according to information filed by KCG Holdings on March 3, 2014, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of reporting person: Emma Cuadrado
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,900,563 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,900,563 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 13,900,563 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.7% (1)(2)(3)
14.	Type of reporting person (see instructions) IN

(1)	Represents (i) 9,187,614 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 130,419,275 Class A Common Shares outstanding, which consists of (i) an estimated 125,706,326 Class A Common Shares outstanding as of February 27, 2014, according to information filed by KCG Holdings on March 3, 2014, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of reporting person: John R. Flynn
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,900,563 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,900,563 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 13,900,563 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.7% (1)(2)(3)
14.	Type of reporting person (see instructions) IN

(1)	Represents (i) 9,187,614 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 130,419,275 Class A Common Shares outstanding, which consists of (i) an estimated 125,706,326 Class A Common Shares outstanding as of February 27, 2014, according to information filed by KCG Holdings on March 3, 2014, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 4 (this “Amendment No. 4”) amends Amendment No. 3 dated February 3, 2014 (“Amendment No. 3”), Amendment No. 2 dated January 13, 2014 (“Amendment No. 2”) and Amendment No. 1 dated October 31, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 4 reflects transactions and developments through March 3, 2014 relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 4 is being filed to reflect (i) the sale of 3,000,000 Class A Common Shares by the Daniel V. Tierney 2011 Trust (the “Trust”) in a private transaction with Jefferies LLC, (ii) in connection with such sale, the Trust’s agreement not to sell any Class A Common Shares during the six month period after the date thereof, (iii) sales made by the Trust pursuant to the previously-disclosed Sales Plan and (iv) the termination of the previously-disclosed Sales Plan.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

There has been no change to the information disclosed in Item 4 of the Original Statement, and the information disclosed in Item 4 of Amendment No. 1 is hereby superseded.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (b) This Schedule 13D relates to the beneficial ownership of 13,900,563 Class A Common Shares, which include (i) 9,187,614 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such shares represent 10.7% of the outstanding Class A Common Shares (based on a total of 130,419,275 Class A Common Shares outstanding, which consists of (i) an estimated 125,706,326 Class A Common Shares outstanding as of February 27, 2014, according to information filed by KCG Holdings on March 3, 2014, and (ii) 4,712,949 Warrant Shares). All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the Trust. Daniel V. Tierney is the settlor and sole beneficiary of the Trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney, Emma Cuadrado or John R. Flynn that such Reporting Person is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On March 3, 2014, the Trust sold 3,000,000 Class A Common Shares at a price of $11.00 per share to Jefferies LLC in a private transaction. In connection therewith, the Trust agreed not to sell any Class A Common Shares during the six month period after the date thereof. The Trust reserves the right to seek to amend this resriction. In addition, as described in Item 4 of Amendment No. 1, the Trust entered into a Sales Plan on October 31, 2013 (the “Sales Plan”) with respect to 1,374,351 Class A Common Shares. Since February 3, 2014, the date of Amendment No. 3, through the date hereof, an aggregate of 46,503 Class A Common Shares have been sold pursuant to the Sales Plan, as set forth on Annex A, and 243,448 Class A Common Shares remain available for sale thereunder. On March 3, 2014, the Sales Plan was terminated. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares since the filing of Amendment No. 3.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in paragraph (c) of Item 5 of this Amendment No. 4, no Reporting Person has any contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7.	Material to Be Filed as Exhibits.

There has been no change to the information disclosed in Item 7 of the Original Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2014	DANIEL V. TIERNEY 2011 TRUST

	By:	/s/ Emma Cuadrado
	Name:	Emma Cuadrado
	Title:	Co-Trustee

	By:	/s/ John R. Flynn
	Name:	John R. Flynn
	Title:	Co-Trustee

Date: March 5, 2014	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

Date: March 5, 2014	/s/ Emma Cuadrado
EMMA CUADRADO

Date: March 5, 2014	/s/ John R. Flynn
JOHN R. FLYNN

ANNEX A

Recent Transactions by the Reporting Persons in the Class A Common Shares or Warrant Shares

Set forth below is a summary of transactions effected by the Reporting Persons in the Class A Common Shares or Warrant Shares pursuant to the Sales Plan since the filing of Amendment No. 3. All transactions are open market sales of Class A Common Shares effected pursuant to the Sales Plan dated October 31, 2013 between J.P. Morgan Securities LLC and the Daniel V. Tierney 2011 Trust.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share

2/13/2014	15,652	$11.81

2/14/2014	24,417	$11.87

2/18/2014	300	$12.00

2/24/2014	6,034	$12.00

2/26/2014	100	$12.00